Filed by Belden Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: Belden Inc.
Subject Company’s Commission File No.: 1-12280

     This filing relates to a planned merger between Belden Inc. (“Belden”) and Cable Design Technologies Corporation (“CDT”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the “Merger Agreement”), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

EMPLOYEE UPDATE	May 10, 2004

Belden CDT Merger – Personnel News

Belden CDT Electronics Division

Peter Sheehan, currently CDT’s Executive Vice President, will serve as President, Belden CDT Electronics Division. Mark Myrick, previously with Anixter, will become Vice President of Sales & Marketing for that Division.

Belden CDT Networking Division

Bob Matz, President of Belden’s Communications Division, will become President, Belden CDT Networking Division. Brian O’Connell, previously the Vice President of Sales & Marketing for Belden’s Electronics Division, will be the Networking Division’s Vice President, Sales & Marketing. John McAvoy, currently Vice President of Human Resources for Belden Communications Division, will be the Vice President of Human Resources for the Networking Division. Bob Lewis, Managing Director of Asia/Pacific for Belden, will remain in that role for the combined company.

Belden CDT Europe

Larrie Rose, President of Belden Europe, will remain in that role for the combined company.

Specialty Products and West Penn Wire

Bob Canny, currently CDT’s Vice President – Specialty Products Group, will serve as President, Belden CDT Specialty Products.

Dave Harden, CDT’s Senior Vice President, will serve as President, West Penn Wire.

Corporate Staff

Bryan Cressey, Chairman of the Board of CDT, will serve as Chairman of the Board of the combined company.

Baker Cunningham, Chairman, President and Chief Executive Officer of Belden, will serve as President and Chief Executive Officer of the combined company.

Fred Kuznik, currently CDT’s Chief Executive Officer, and George Graeber, currently CDT’s President and Chief Operating Officer, will join the office of the CEO of Belden CDT and advise and assist in the integration of the two businesses.

Ricky Reece, Vice President, Finance and Chief Financial Officer of Belden, Kevin Bloomfield, Vice President, Secretary and General Counsel of Belden, Cathy Staples, Vice President, Human Resources of Belden, and Stephen Johnson, Treasurer, will have the same roles in the combined company.

We will inform employees as additional management appointments are made.

FORWARD-LOOKING STATEMENTS

     This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden’s Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT’s Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On March 24, 2004, CDT filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus of Belden and CDT and other relevant materials regarding the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus filed with the SEC on March 24, 2004, the definitive joint proxy statement/prospectus when it becomes available and other relevant materials when they become available because they contain or will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

PARTICIPANTS IN THE TRANSACTION:

     CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock and information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the preliminary joint proxy statement/prospectus of Belden and CDT filed with the SEC on March 24, 2004.

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